Exhibit 99.4

FORM 51-102F3
MATERIAL CHANGE REPORT

1.	Name and Address of Company

Ur-Energy Inc.
55 Metcalfe Street, Suite 1300
Ottawa, Ontario K1P 6L5

2.	Date of Material Change

June 1, 2010

3.	News Release

Attached as Schedule A is a copy of the news release issued by Ur-Energy Inc. (the “Corporation” or “Ur-Energy”) on June 1, 2010 at Denver, Colorado via Windward Global, and by Marketwire.

4.	Summary of Material Change

The Corporation announced on June 1, 2010, the receipt of final permit approval from the State of Wyoming for the construction and operation of UIC Class I injection wells for Ur-Energy’s Lost Creek In-situ Recovery (ISR) uranium project in Wyoming.  Issuance of this required permit marks a significant milestone in the effort to fully permit Ur-Energy’s wholly owned Lost Creek ISR project.

The Wyoming Department of Environmental Quality (WDEQ) finalized its approval of the Class I Underground Injection Control Permit (UIC Permit) which authorizes Ur-Energy to drill, complete and operate up to five Class I non-hazardous injection wells at the Lost Creek site.

5.	Full Description of Material Change

The Corporation announced on June 1, 2010, the receipt of final permit approval from the State of Wyoming for the construction and operation of UIC Class I injection wells for Ur-Energy’s Lost Creek In-situ Recovery (ISR) uranium project in Wyoming.  Issuance of this required permit marks a significant milestone in the effort to fully permit Ur-Energy’s wholly owned Lost Creek ISR project.

The Wyoming Department of Environmental Quality (WDEQ) finalized its approval of the Class I Underground Injection Control Permit (UIC Permit) which authorizes Ur-Energy to drill, complete and operate up to five Class I non-hazardous injection wells at the Lost Creek site.  The WDEQ authorized a sufficient number of wells and capacity to meet the anticipated water management requirements for the life of the Lost Creek ISR project. With prior authority, one well was previously installed by Ur-Energy to the appropriate depth for the purpose of collecting data for the application.  That well was constructed to serve as a Class I injection well in the future.  The UIC Permit demonstrates Ur-Energy’s commitment to protecting the environment through the use of best practice technology and well accepted water management systems.

6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

Paul G. Goss General Counsel & Corporate Secretary Ur-Energy Inc. 10758 W. Centennial Road, Suite 200 Littleton, Colorado 80127 Telephone: (720) 981-4588

9.           Date of Report

June 1, 2010